EXHBIT 99.2


                              Keystone Holdings LLC
                                 Mail Stop VR900
                                  P.O. Box 4030
                           Golden, Colorado 80401-0030


                                November 11, 2002


Board of Directors
CoorsTek, Inc.
16000 Table Mountain Parkway
Golden, Colorado  80403


            On behalf of certain members of the Coors family and related trusts (the "Family Shareholders") who own shares in CoorsTek, Inc. (the "Company"), we are pleased to propose an acquisition of all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company not currently owned, directly or indirectly, by the Family Shareholders (the "Public Shares"). The proposed transaction would be effected through a tender offer for all outstanding Public Shares, followed by a merger between the Company and an entity to be formed by us for the purpose of effecting the tender offer and merger. In the tender offer and the follow-on merger, holders of Public Shares would receive $21.00 in cash per share of Common Stock, which represents a premium of approximately 31% over the closing price per share of Common Stock on November 8, 2002. The required financing for the proposed transaction is available from existing funds and a new bank facility with respect to which a commitment letter has been obtained.

            We anticipate that some or all of the independent members of the Board of Directors of the Company ("Independent Directors"), will evaluate our proposal and in connection therewith may choose to engage their own advisors. In this connection, please note that the Family Shareholders do not have any interest in selling stock in the Company and therefore would not under any circumstances support an alternative transaction.

            We are prepared to move forward promptly to consummate the proposed transaction. Shortly we will provide to the Independent Directors a draft of a proposed merger agreement setting forth customary terms and conditions for a transaction of this type. Consummation of the proposed transaction would be subject to, among other things, (a) the execution of definitive merger and financing agreements, (b) no material adverse change in the business or prospects of the Company, (c) redemption of the CoorsTek Series A Junior Participating Preferred Stock Rights to the extent necessary for the proposed transaction to proceed without triggering such rights, (d) a minimum tender condition of that number of Public Shares which, when added to the shares of Common Stock already owned by the Family Shareholders, equals at least 90% of all outstanding Common Stock, and (e) any necessary regulatory approvals.


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Board of Directors
CoorsTek, Inc.
November 11, 2002
Page Two


            Following consummation of the proposed transaction, we expect that the Company will continue to operate its business as currently conducted. We do not anticipate seeking changes in the Company's management as a result of the transaction.

            We believe that our offer represents significant value for the Company's stockholders, and look forward to discussing our proposed transaction with the Independent Directors and their advisors. We are prepared to leave our proposal open until November 26, 2002, but we reserve the right to amend or withdraw this proposal and to terminate further discussions at any time prior to our execution of definitive agreements. Please let us know at your earliest convenience how you wish to proceed.

                                       Very truly yours,

                                       KEYSTONE HOLDINGS LLC


                                       By /s/ JOHN K. COORS
                                         --------------------------------------
                                          John K. Coors, Manager